# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nutanix, Inc., CIK 0001618732
CUSIP: 67059N108
Title of class of securities: Class A Common Stock, $0.000025 par value per share
Address of issuer's principal executive offices: 1740 Technology Drive, Suite 150, San Jose, California (CA), 95110
Date of event which requires filing of this statement: 03/04/2025
Amends the filing with accession number 0001193125-24-186422
Filed by CIK 0002031973
Persons authorized to receive notices and communications: Bain Capital Investors, LLC, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- BCPE Nucleon (DE) SPV, LP (CIK 0002031973): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,960,935; sole dispositive power 0; shared dispositive power 10,960,935; aggregate amount beneficially owned 10,960,935 (4.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.000025 par value per share
Name of issuer: Nutanix, Inc.
Address of issuer's principal executive offices: 1740 Technology Drive, Suite 150, San Jose, California (CA), 95110
Comment: This Amendment No. 1 to Schedule 13D relates to the Class A Common Stock of Nutanix, Inc. and amends the initial statement on Schedule 13D filed by BCPE Nucleon (DE) SPV, LP on July 26, 2024 (the "Initial Statement" and, as amended by this Amendment No. 1, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

The percentage of the Issuer's outstanding shares of Class A Common Stock held by the Reporting Persons is based on 267,928,246 shares of Class A Common Stock outstanding as of November 30, 2024, as reported in the Issuer's most recent Quarterly Report on Form 10-Q for the period ended October 31, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in part (a) of Item 5 above is incorporated by reference herein.
Transactions in the class effected during the past sixty days: On March 4, 2025, BCPE Nucleon (DE) SPV, LP sold an aggregate of 5,500,000 shares of Class A Common Stock at a price of $74.51 per share pursuant to Rule 144 under the Securities Act of 1933, as amended, for aggregate consideration of $409,805,000. In connection with the share sale, BCPE Nucleon (DE) SPV, LP distributed 393,097 shares of Class A Common Stock to certain of the Reporting Persons' partners or members. The partners or members of the Reporting Persons that received shares of Class A Common Stock from the distribution made charitable contributions of the shares of Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Class A Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Following the sale of shares of Class A Common Stock and related distributions on March 4, 2025 described in Item 5(c) above, the Reporting Persons ceased to beneficially own 5% or more of the Issuer's outstanding shares of Class A Common Stock.

## Signatures
- BCPE Nucleon (DE) SPV, LP: /s/ David Humphrey, David Humphrey/Partner (03/05/2025)
Comment: BCPE Nucleon (DE) SPV (GP), LLC is the general partner of BCPE Nucleon (DE) SPV, LP.